			Exhibit 12

	TAUBMAN CENTERS, INC.

	Computation of Ratios of Earnings to Combined Fixed Charges and Preferred Dividends
	(in thousands, except ratios)

		Six Months Ended June 30
		2012	2011

	Earnings from continuing operations before income from equity investees and taxes (1)	$41,260	$36,601

	Add back:
	Fixed charges	77,145	63,114
	Amortization of previously capitalized interest	2,211	2,198
	Distributed income of Unconsolidated Joint Ventures	23,071	21,032

	Deduct:
	Capitalized interest	(98)	(373)
	Preferred distributions		(1,230)

	Earnings available for fixed charges and preferred dividends	$143,589	$121,342

	Fixed charges:
	Interest expense	$74,203	$59,465
	Capitalized interest	98	373
	Interest portion of rent expense	2,844	2,046
	Preferred distributions		1,230
	Total fixed charges	$77,145	$63,114

	Preferred dividends	7,317	7,317

	Total fixed charges and preferred dividends	$84,462	$70,431

	Ratio of earnings to fixed charges and preferred dividends (1)	1.7	1.7

(1)
In 2011, the Company disposed of The Pier Shops at Caesars and Regency Square. These centers are reported separately as discontinued operations in the Consolidated Financial Statements in 2011. See "Note 2- Acquisitions, Dispositions, and Development" to the Consolidated Financial Statements for further discussion of our discontinued operations. The calculation of the ratio of earnings to fixed charges was restated to exclude discontinued operations in 2011.